UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

LRAD CORPORATION

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

      50213V109

(CUSIP Number)

Mitchell R. Kulick, Esq.

General Counsel

Iroquois Capital Management LLC

641 Lexington Avenue, 26th Floor

New York, New York 10022

(212) 974-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPIES TO:

Kenneth R. Koch, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC

666 Third Avenue

New York, NY 10017

(212) 935-3000

June 7, 2013

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 7 Pages

CUSIP No. 50213V109	Page 2 of 7 Pages

1	Names of Reporting Persons IROQUOIS CAPITAL MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions) a. [ ] b. [X]

3	SEC Use Only
4	Source of Funds (See Instructions) WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,721,724
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,721,724

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,724

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented By Amount in Row (11) 8.3%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No. 50213V109	Page 3 of 7 Pages

1	Names of Reporting Persons JOSHUA SILVERMAN

2	Check the Appropriate Box If a Member of a Group (See Instructions) a. [ ] b. [X]

3	SEC Use Only
4	Source of Funds (See Instructions) WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 21,167
	8	Shared Voting Power 2,721,724
	9	Sole Dispositive Power 21,167
	10	Shared Dispositive Power 2,721,724

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,891

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented By Amount in Row (11) 8.36%

14	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 50213V109	Page 4 of 7 Pages

1	Names of Reporting Persons RICHARD ABBE

2	Check the Appropriate Box If a Member of a Group (See Instructions) a. [ ] b. [X]

3	SEC Use Only
4	Source of Funds (See Instructions) WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 294,041
	8	Shared Voting Power 2,721,724
	9	Sole Dispositive Power 294,041
	10	Shared Dispositive Power 2,721,724

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,015,765

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented By Amount in Row (11) 9.18%

14	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 50213V109	Page 5 of 7 Pages

This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by Iroquois Capital Management LLC, Joshua Silverman, and Richard Abbe with the United States Securities and Exchange Commission (the “SEC”) on January 17, 2013 (the “Original 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) on March 4, 2013 and Amendment No. 2 on May 24, 2013 (“Amendment No. 2” and together with the Original 13D and Amendment No. 1, collectively the “Schedule 13D”) relating to the shares of Common Stock, par value $0.00001 per share (the “Shares”) of LRAD Corporation, a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 3, 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Iroquois used working capital of the Fund to purchase the aggregate 682,439 Shares.  The total purchase price for such Shares was approximately $648,317.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) By virtue of Iroquois’ position as investment advisor to the Fund, Iroquois may be deemed to be the beneficial owner of 2,721,724 Shares (representing approximately 8.3% of the Shares based upon 32,399,199 Shares outstanding as of May 2, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013) consisting of 2,332,958 Shares and Warrants to acquire 388,766 Shares held for the account of the Fund.  Iroquois may be deemed to have shared power to vote and shared power to dispose of 2,332,958 Shares and Warrants to acquire 388,766 Shares.

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund.  As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of the Shares and Warrants held for the account of the Fund. In addition, by virtue of his position as a custodian or trustee of certain Accounts, Mr. Abbe may be deemed to be the beneficial owner of an additional 239,998 Shares and Warrants to acquire 54,043 Shares held for such Accounts. Mr. Silverman may be deemed to be the beneficial owner of an additional 16,664 Shares and Warrants to acquire 4,503 Shares owned for his own account. Mr. Abbe may be deemed to have sole power to vote and sole power to dispose of 239,998 Shares and Warrants to acquire 54,043 Shares and shared power to vote and shared power to dispose of 2,332,958 Shares and Warrants to acquire 388,766 Shares. Mr. Silverman may be deemed to have sole power to vote and sole power to dispose of 16,664 Shares and Warrants to acquire 4,503 Shares and shared power to vote and shared power to dispose of 2,332,958 Shares and Warrants to acquire 388,766 Shares.

The Reporting Persons disclaim beneficial ownership of the following Shares and Warrants held by the persons specified below, and the following information is included solely for informational purposes: 711,585 Shares and Warrants to acquire 252,214 Shares held by Scot Cohen, a U.S. citizen who is a member of Iroquois with an office address at 641 Lexington Avenue, 26th Floor, New York, New York 10022, who does not have authority over the investments of Iroquois in the Issuer and 25,782 Shares and Warrants to acquire 18,015 Shares held by the Scot Jason Cohen Foundation; 173,242 Shares and Warrants to acquire 45,037 Shares held for the account of American Capital Management LLC, a retirement vehicle for the benefit of Mr. Silverman, Mr. Abbe, and Mr. Cohen; and 205,303 Shares and Warrants to acquire 9,007 Shares held for the account of Mr. Philip Mirabelli, an employee of Iroquois (who serves as the manager of the investments held by American Capital Management LLC); and 100,741 Shares held for the account of the Merav Abbe Irrevocable Trust, a trust for the benefit of Mr. Abbe.

CUSIP No. 50213V109	Page 6 of 7 Pages

(c)           On June 7, 2013, the Fund purchased an aggregate of 682,439 Shares at a price of $0.95 per share, for an aggregate purchase price of $648,317, in private transactions. Except as set forth above, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           Other than the investors of the Fund and the beneficiaries of the Accounts, as the case may be, who are entitled to receive dividends from or the proceeds of sales of the Shares held for their respective accounts, in accordance with their interests therein, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person, other than the Reporting Person itself.

(e)           Not applicable.

CUSIP No. 50213V109	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 12, 2013	IROQUOIS CAPITAL MANAGEMENT L.L.C.

	By:	/s/ Joshua Silverman
Joshua Silverman
Authorized Signatory

Date: June 12, 2013	JOSHUA SILVERMAN

	By:	/s/ Joshua Silverman

Date: June 12, 2013	RICHARD ABBE

	By:	/s/ Richard Abbe